Exhibit 99.1

For Immediate Release

RRSAT ANNOUNCES APPOINTMENT OF NEW CHAIRMAN

RE’EM, Israel – May 16, 2011 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced the appointment of a new Chairman to its Board of Directors, Dr. Shlomo Shamir.  Dr. Shamir will replace Mr. Gilad Ramot, who will remain as a member of RRsat’s Board of Directors.

Mr. David Rivel, Founder and CEO of RRsat stated: “We are very happy to welcome Dr. Shamir to our team.  By any standard, Dr. Shamir has an impressive background and brings a wealth of experience and a stellar track record.  I believe he will be a tremendous asset to RRsat and will be instrumental in helping us hone our strategy and achieve our goals of becoming a leading TV and video distribution network and content management provider.  I very much look forward to working with him and finding new ways to take RRsat to the next level.

Mr. Rivel added: “Mr. Ramot was a key member of our team and played an essential role in transforming RRsat into a public company while positioning us as a leading industry player.  We enjoyed working with him and deeply valued his role in the Company, and expect to continue benefitting from Mr. Ramot's knowledge and experience as a member of our Board of Directors.  I would like to thank him for all the years of service as Chairman. ”

Dr. Shamir, a member of RRsat’s Board of Directors since April 2011, has significant management experience at leading global technology companies, with business experience spanning all five continents and various industries.  Prior to Joining RRsat, Dr. Shamir served as the President of Aeronautics Systems Ltd.  Prior to that position, he served as President of NICE Systems Ltd. (NASDAQ:NICE) and as President and CEO of NICE Systems Inc.  Before joining NICE in 2001, Dr. Shamir served as President and CEO of CreoScitex Americas from 2000 to 2001, and as President and CEO of Scitex Americas from 1997 until 2000.  Prior to joining Scitex, Dr. Shamir served for 24 years in the Israel Defense Forces and retired as a Brigadier General.  He also currently serves as a director of Visonic Ltd. (TASE:VSC), and several privately held companies, including Scodix Ltd. (Chairman) and M.S.T. Raviv Modular Space Transportation 2002 Ltd.

Dr. Shamir holds a Bachelor of Science degree in Physics from the Technion – Israel Institute of Technology, and an MSc and PhD degree in Economic Engineering Systems from Stanford University, California.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provides these services to more than 590 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Company Contact Information: David Aber, CFO Tel: +972 8 861 0000 Email: investors@rrsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com